Exhibit (d)(31)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement effective as of July 16, 2014, (“Amendment No. 1”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Northern Cross, LLC, a limited liability company organized under the laws of the Commonwealth of Massachusetts (“Northern Cross” or “Adviser”).

FMG LLC and Northern Cross agree to modify the Investment Advisory Agreement dated as of May 1, 2011 (“Agreement”) as follows:

1. Name Change. Effective May 1, 2014, the name of EQ/International Value PLUS Portfolio was changed to AXA International Value Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA International Value Managed Volatility Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		NORTHERN CROSS, LLC

By:	/s/ Steven M. Joenk	By:	/s/ Howard Appleby
	Steven M. Joenk		Name: Howard Appleby
	Chairman, Chief Executive Officer and President		Title: President

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

NORTHERN CROSS, LLC

Portfolio	Annual Advisory Fee Rate**
AXA International Value Managed Volatility Portfolio*	0.55% of the Allocated Portion’s average daily net assets up to and including $1 billion; and 0.50% of the Allocated Portion’s average daily net assets in excess of $1 billion.

*	Fees to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to the Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the Allocated Portion, used in fee calculation.